Exhibit (A) (1) (i)
THE OFFER TO PURCHASE
PNC ABSOLUTE RETURN MASTER FUND LLC
c/o PNC Alternative Investment Funds
PO Box 9866
Providence RI 02940-8066
OFFER TO PURCHASE INTERESTS
DATED FEBRUARY 28, 2011
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
5:00 P.M., EASTERN TIME, ON MARCH 28, 2011,
UNLESS THE OFFER IS EXTENDED
To the Members of PNC Absolute Return Master Fund LLC:
               PNC Absolute Return Master Fund LLC, a closed-end, non-diversified management investment company organized as a Delaware limited liability company (the “Master Fund”), is offering to purchase for cash on the terms and conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”) up to $1.1 million of the Master Fund limited liability company interests (“Interest or Interests”) pursuant to tenders by members of the Master Fund (“Members”) at a price equal to the net asset value as of June 30, 2011.
               The Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Master Fund’s Limited Liability Company Agreement dated as of August 4, 2005 and amended as of October 5, 2007 (the “LLC Agreement”).
               Members should realize that the value of the Interests tendered in the Offer likely will change between December 31, 2010 (the last time net asset value was calculated) and June 30, 2011, when the value of the Interests tendered to the Master Fund will be determined for purposes of calculating the purchase price of such Interests. Members tendering their Interests should also note that they will remain Members in the Master Fund, with respect to the Interests tendered and accepted for purchase by the Master Fund, through June 30, 2011, the valuation date of the Offer when the net asset value of their Interests is calculated. Any tendering Members who wish to obtain the most current estimated net asset value of their Interests should contact the Master Fund, at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:00 p.m. (Eastern Time).
               Members desiring to tender all or any portion of their Interests in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Master Fund in the manner set forth below.

IMPORTANT
None of the Master Fund, its Manager, its Adviser or its Board of Directors makes any recommendation to any Member as to whether to tender or refrain from tendering Interests. Members must make their own decisions about whether to tender Interests, and, if they choose to do so, the portion of their Interests to tender.
Because each Member’s investment decision is a personal one, based on each Member’s financial circumstances, no person has been authorized to make any recommendation on behalf of the Master Fund as to whether any Members should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Master Fund.
This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any State Securities Commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.
Questions, requests for assistance and requests for additional copies of the Offer may be directed to:
PNC Absolute Return Master Fund LLC
c/o PNC Alternative Investment Funds
PO Box 9866
Providence RI 02940-8066
Phone: (800) 239-0418
Fax: (508) 599-6128

TABLE OF CONTENTS

SUMMARY TERM SHEET	1

1. BACKGROUND AND PURPOSE OF THE OFFER	2
2. OFFER TO PURCHASE AND PRICE	3
3. AMOUNT OF TENDER	3
4. PROCEDURE FOR TENDERS	4
5. WITHDRAWAL RIGHTS	4
6. PURCHASES AND PAYMENTS	5
7. CERTAIN CONDITIONS OF THE OFFER	6
8. CERTAIN INFORMATION ABOUT THE MASTER FUND	7
9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES	7
10. MISCELLANEOUS	8

SUMMARY TERM SHEET
               This Summary Term Sheet highlights certain information concerning this Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.
•	As stated in the LLC Agreement and Registration Statement, the Master Fund will purchase your Interests in the Master Fund at their net asset value (that is, the value of the Master Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Master Fund you desire to redeem). The Offer will remain open until 5:00 p.m., Eastern Time, on March 28, 2011 unless the Offer is extended (the “Expiration Date”). The net asset value will be calculated for this purpose on June 30, 2011 (the “Valuation Date”). The Master Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

•	The Master Fund reserves the right to cancel, extend, amend or postpone the Offer at any time before 5:00 p.m., Eastern Time, on March 28, 2011 subject to the conditions discussed in Section 7. Also note that although the Offer expires on March 28, 2011, you will remain a Member of the Master Fund with respect to the Interests you tendered that are accepted for purchase by the Master Fund through June 30, 2011 when the net asset value of your Interests is calculated.

•	You may tender all of your Interests, or a portion of your Interests defined as a specified dollar amount, or a portion of your Interests above the minimum required capital account balance of at least $50,000. If you tender only a portion of your Interests, you must maintain a capital account balance of at least $50,000 after giving effect to the amount repurchased by the Master Fund. The Master Fund reserves the right to reduce the amount you tender or to purchase your entire Interest in the Master Fund if the purchase would cause your capital account to have less than the required minimum balance.

•	If the Master Fund accepts your tender then the Master Fund will give you a non-interest bearing and non-transferable promissory note (the “Promissory Note”) promptly after the Expiration Date that entitles you to be paid an amount equal to the value, determined as of the Valuation Date, of the repurchased Interests.

•	The Promissory Note will entitle you to an initial payment that will be in an amount equal to at least 90% of the estimated value of the repurchased Interest, determined as of the Valuation Date (the “Initial Payment”). The Initial Payment will be made as of the later of (i) a period of within 30 days after the Valuation Date, or (ii) if the Master Fund has requested withdrawal of its capital from any investment funds in order to fund the repurchase, within 5 business days after the Master Fund has received at least 90% of the aggregate amount withdrawn from the investment funds.

•	The Promissory Note also will entitle you to a second and final payment equal to (i) the value of the repurchased Interest, determined as of the Valuation Date as it may be adjusted based upon the results of the annual audit of the Master Fund’s financial statements for the fiscal year ending March 31, 2012, minus (ii) the Initial Payment (the “Post Audit Payment”). The Post-Audit Payment, if any, will be made promptly after the completion of the Master Fund’s annual audit for its fiscal year ending March 31, 2012 (which it expects will be completed within 60 days after the fiscal year end and may be subject to audit adjustment, if any).

•	If the Master Fund accepts the tender of all or a portion of your Interest, payments will generally be made in cash equal to the value of the Interests repurchased, however, the Master Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities on a pro rata basis based on the aggregate net asset value of tendered Interests.

•	Following this summary is a formal notice of the Master Fund’s offer to purchase your Interests. If you desire to tender all or any portion of your Interests for purchase, you must do so by 5:00 p.m., Eastern Time, on March 28, 2011, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Interests.

•	If you would like the Master Fund to purchase your Interests, you should (i) hand deliver or mail the Letter of Transmittal (enclosed with the Offer) to the Master Fund, c/o PNC Alternative Investment Funds, PO Box 9866, Providence RI 02940-8066; or (ii) fax it to the Master Fund at (508) 599-6128. In either case, the Letter of Transmittal must be received before 5:00 p.m., Eastern Time, on March 28, 2011. If you fax the Letter of Transmittal, you must also mail the original Letter of Transmittal to the Master Fund promptly after you fax it (although the original does not have to be received before 5:00 p.m., Eastern Time, on March 28, 2011). Of course, the value of your Interests likely will change between December 31, 2010 (the last time net asset value was calculated) and June 30, 2011, when the value of your investment will be determined for purposes of calculating the purchase price for Interests.

•	If you would like to obtain the most current estimated net asset value of your Interests, which the Master Fund calculates monthly based upon the information it receives from the managers of the investment funds in which the Master Fund invests, you may call (800) 239-0418 Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:00 p.m., Eastern Time, or write to the address listed above.
1. BACKGROUND AND PURPOSE OF THE OFFER.
               The purpose of the Offer is to provide liquidity to Members who hold Interests in the Master Fund, as contemplated by and in accordance with the procedures set forth in the Master Fund’s LLC Agreement and Registration Statement.
               Because there is no secondary trading market for Interests, and transfers of Interests are prohibited without prior approval of the Master Fund, the Board of Directors of the Master Fund has determined, after consideration of various matters, including but not limited to those set forth in the LLC Agreement, that the Offer is in the best interests of Members in order to provide liquidity for Interests as contemplated in the LLC Agreement. The Master Fund intends to consider the continued desirability of making an offer to purchase Interests quarterly, but the Master Fund is not required to make any such offer.
               The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Master Fund of Members who do not tender Interests. Members who retain their Interests may be subject to increased risks due to the reduction in the Master Fund’s aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Master Fund believes that this result is unlikely given the nature of the Master Fund’s investment program. A reduction in the aggregate assets of the Master Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Master Fund are relatively fixed and may not decrease if assets decline.

               The Master Fund’s Offer is made to all its Members on the same terms. If the amount of Interests duly tendered to the Master Fund prior to the expiration of the Offer exceeds $1.1 million of the Master Fund’s Interests as of June 30, 2011, the Valuation Date, then the Master Fund will in its sole discretion either (a) accept the additional Interests; (b) extend the Offer, if necessary, and increase the amount of Interests that the Master Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Master Fund generally will attempt to purchase those Interests tendered unless the aggregate value of those Interests tendered exceed $1.1 million on the Valuation Date.
               Interests that are tendered to the Master Fund in connection with this Offer will be retired, although the Master Fund will issue new Interests from time to time as set forth in its Registration Statement.
               The tender of Interests by a Member will not affect the record ownership of such Member for purposes of voting or entitlement to any distributions payable by the Master Fund unless and until such Interests are purchased. Although the Offer expires on March 28, 2011, a Member remains a Member of the Master Fund with respect to the Interests tendered that are accepted for purchase through June 30, 2011, the Valuation Date, when the net asset value of the Interests is calculated and retains all rights in the Member’s tendered Interest, including voting rights, until the Valuation Date.
2. OFFER TO PURCHASE AND PRICE.
               The Master Fund will, on the terms and subject to the conditions of the Offer, purchase an amount of Interests up to $1.1 million of the Master Fund’s Interests that are properly tendered by Members and not withdrawn (in accordance with Section 5 below) prior to 5:00 p.m., Eastern Time, on March 28, 2011. The Master Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The value of the Interests tendered for purchase will be the net asset value of the Master Fund divided by the number of Interests outstanding on June 30, 2011, the Valuation Date, payable as set forth in Section 6. The Master Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.
               There is no established trading market for the Interests of the Master Fund, and the value of Interests at any particular time is based on the net asset value of the Master Fund at that time. Members may obtain monthly net asset value information, which the Master Fund calculates based upon the information it receives from the investment funds in which the Master Fund invests, until the expiration of the Offer by contacting the Master Fund at the telephone numbers or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 8:30 a.m. to 5:00 p.m. Eastern Time.
3. AMOUNT OF TENDER.
               Subject to the limitations set forth below, Members may tender their entire Interest or, alternatively, request a specific dollar amount or that a percentage of their Interest be purchased. A Member who tenders for purchase only a portion of such Member’s Interest shall be required to maintain a minimum capital account balance of at least $50,000 after giving effect to the amount repurchased by the Master Fund. If a Member’s tender of an amount less than all of its Interests causes the Member’s capital account balance to fall below the required minimum, the Master Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained or to purchase the Member’s entire Interest. The Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered.
               If the amount of Interests that is properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $1.1 million of the Master Fund’s Interests as of the Valuation Date (or such greater amount as the Master Fund may elect to purchase pursuant to the Offer), the Master Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Master Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If the amount of Interests duly tendered to the Master Fund prior to the expiration of the Offer and not withdrawn pursuant to Section 5 below exceeds $1.1 million of the Master Fund’s Interests as of the Valuation Date, the Master Fund may in its sole discretion either (a) accept the additional Interests; (b) extend the Offer, if necessary, and increase the amount of Interests that the Master Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.
4. PROCEDURE FOR TENDERS.
               Members wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal to the Master Fund at the address set forth on page 2 hereof, or fax a completed and executed Letter of Transmittal using the fax number set forth on page 2 hereof. The completed and executed Letter of Transmittal must be received, either by mail or by fax, no later than 5:00 p.m., Eastern Time, on March 28, 2011 unless the Offer is extended. Please note that, as set forth in the Letter of Transmittal, if a Member invests through a financial intermediary, the intermediary may require alternate instructions. Members should contact their intermediary for more information.
               The Master Fund recommends that all documents be submitted via certified mail, return receipt requested, or by facsimile transmission with confirmation of successful transmission. A Member choosing to fax a Letter of Transmittal must also send or deliver the original completed and executed Letter of Transmittal promptly thereafter. Members wishing to confirm receipt of a Letter of Transmittal may contact the Master Fund at the address or telephone number set forth on page 2 hereof. The method of delivery of any documents is at the election and complete risk of the Member tendering Interests including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Master Fund, in its sole discretion, and such determination shall be final and binding. The Master Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Master Fund, be unlawful. The Master Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Master Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Master Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Master Fund nor its agents shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.
5. WITHDRAWAL RIGHTS.

               Any Member tendering Interests pursuant to this Offer may withdraw the tender at any time prior to 5:00 p.m., Eastern Time, on March 28, 2011 unless the Offer is extended. To be effective, any notice of withdrawal of a tender must be timely received at the address or fax numbers set forth on page 2 hereof. A form to give notice of withdrawal of a tender is available by calling the Master Fund at the telephone number indicated on page 2 hereof. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Master Fund, in its sole discretion, and such determination shall be final and binding. Interests subject to a properly withdrawn tender shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 4.
6. PURCHASES AND PAYMENTS.
               For purposes of the Offer, the Master Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering Member of its election to purchase such Interest.
               As set forth in Section 3, Members may tender all their Interests or a portion of their Interests. The amount a tendering Member will be paid will equal the value of the Interests tendered determined as of the Valuation Date and will be based upon the net asset value of the Master Fund’s assets as of that date, after giving effect to all allocations to be made as of that date. Members requesting a specific dollar amount will have the appropriate number of Interests purchased by the Master Fund from the Member’s capital account to satisfy the requested amount based upon the value of an Interest on the Valuation Date.
               If a Member’s tender is accepted, payment of the purchase amount will consist of the Promissory Note, a non-interest bearing, non-transferable promissory note. The Promissory Note will entitle the Member to receive the Initial Payment in an amount equal to at least 90% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Master Fund as of the Valuation Date. Payment of this amount will be made as of the later of 30 days after the Valuation Date, or if the Master Fund has requested withdrawals of its capital from any of the investment funds in order to fund the purchase of Interests, 5 business days after the Master Fund has received at least 90% of the aggregate amount withdrawn by the Master Fund from the investment funds. The Promissory Note will also entitle the Member to receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (a) the value of the purchased Interest determined as of the Valuation Date, as it may be adjusted based upon the results of the annual audit of the Master Fund’s financial statements for its fiscal year ending March 31, 2012 (which it expects will be completed 60 days after the fiscal year end) minus (b) the Initial Payment. The Post Audit Payment will be made promptly after the completion of the Master Fund’s annual audit.
               If a Member tenders only a portion of its Interests, the Member will be required to maintain a capital account balance equal to $50,000 after giving effect to the amount repurchased by the Master Fund. If a Member’s tender of an amount less than all of its Interests causes the Member’s capital account balance to fall below the required minimum, the Master Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained or to purchase the Member’s entire Interest.
               Although the Master Fund has retained the option to pay all or a portion of the purchase price by distributing securities in-kind as set forth in its LLC Agreement, in each case, the purchase price will be paid entirely in cash except in the unlikely event that the Master Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members. It is expected that cash payments for Interests acquired pursuant to the Offer, which will not exceed $1.1 million of the Master Fund’s Interests as of the Valuation Date (unless the Master Fund elects to purchase a greater amount), will be derived from: (a) cash on hand; (b) withdrawals of capital from the hedge funds in which the Master Fund invests; and (c) possibly borrowings. Depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Master Fund, in its sole discretion, may decide to finance any portion of the purchase price, subject to compliance with applicable law, through borrowings.
               If the Master Fund has elected to accept Interests tendered on a pro rata basis, as described in Section 1and 3 above, the interest not accepted for purchase must be tendered in response to a future offer by the Fund if the Member wishes to have them purchased by the Fund.
7. CERTAIN CONDITIONS OF THE OFFER.
               The Master Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Master Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Master Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.
               The Master Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Master Fund would not be able to liquidate interests in the investment funds in a manner that is orderly and consistent with the Master Fund’s investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Master Fund’s Board of Directors, any (i) legal action or proceeding instituted challenging the Offer or otherwise materially adversely affecting the Master Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to the Master Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Master Fund has a material investment, (v) commencement of war, armed hostilities, terrorist action or other international or national calamity or acts of God directly or indirectly involving the United States that is material to the Master Fund (the Master Fund acknowledges the military actions involving the United States in Iraq and Afghanistan and has determined, as of the date hereof, that such actions are not material to the Master Fund), (vi) material decrease in the net asset value of the Master Fund from the net asset value of the Master Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Master Fund or its Members if Interests tendered pursuant to the Offer were purchased; or (c) the Master Fund’s Board of Directors determines that it is not in the best interests of the Master Fund to purchase Interests pursuant to the Offer. There can be no assurance that the Master Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.
8. CERTAIN INFORMATION ABOUT THE MASTER FUND.
               The Master Fund is registered under the Investment Company Act of 1940, as amended, as a closed-end management investment company. It is organized as a Delaware limited liability company and the principal office of the Master Fund is located at Two Hopkins Plaza, Baltimore, Maryland. The Master Fund’s telephone number is (800) 239-0418. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

               The Master Fund does not have any plans, proposals or negotiations that relate to or that the Master Fund anticipates would result in: (a) the acquisition by any person of additional Interests (other than routine sales as disclosed in the Master Fund’s registration statement); (b) any extraordinary transaction, such as a merger, reorganization or liquidations, involving the Master Fund; (c) any purchase, sale or transfer of a material amount of assets of the Master Fund; (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Master Fund; (e) any change in the present board of directors or management of the Master Fund, including but not limited to, any plans or proposal to change the number of directors or to change any material term of the employment contract of any executive officer; (f) a sale or transfer of a material amount of assets of the Master Fund (other than as the Master Fund determines may be necessary or appropriate to finance any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Master Fund); (g) any other material change in the Master Fund’s structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the 1940 Act, as amended; (h) any class of equity securities of the Master Fund to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association; (i) any class of equity securities of the Master Fund becoming eligible for termination of registration under Section 12 (g) (4) of the Securities Exchange Act of 1934 (the “1934 Act”); (j) the suspension of the Master Fund’s obligation to file reports under Section 15 (d) of the 1934 Act; (k) the acquisition by any person of additional securities of the Master Fund or the disposition of securities of the Master Fund other than as set forth in the Master Fund’s registration statement; or (l) any changes in the Master Fund’s governing instruments or other actions that could impede the acquisition of control of the Master Fund.
9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.
               The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Master Fund from Members pursuant to the Offer.
               In general, a Member from whom Interests are purchased by the Master Fund will be treated as receiving a distribution from the Master Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member’s then adjusted tax basis in such Member’s Interests. A Member’s basis in such Member’s Interests will be reduced (but not below zero) by the amount of consideration received by the Member from the Master Fund in connection with the purchase of such Interest. A Member’s basis in such Member’s Interests will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member’s Interest is taxable as capital gain or ordinary income, depending on the circumstances. If the Master Fund purchases a Member’s entire Interest, the Member may recognize a loss, but only to the extent that the amount of consideration received from the Master Fund is less than the Member’s then adjusted tax basis in such Member’s Interest.
10. MISCELLANEOUS.
               The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Master Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. The Master Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to this Offer. A free copy of such statement may be obtained by contacting the Master Fund at the address and telephone number set out on page 2 hereof or from the Securities and

Exchange Commission’s internet web site, http://www.sec.gov. A copy may be inspected and copied at, and for a fee, may be obtained by mail from, the public reference office of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, DC 20549.